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                                                      OMB APPROVAL

                                                      OMB NUMBER:
3235-0145Expires:  October
                                                      31, 1997
                                                      Estimated
average burdenhours per form.......14.90


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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.         )*



                         WILSON BROTHERS USA, INC., an Illinois
Corporation

                             (Name of Issuer)

                        Common Stock, par value $1 per share
                      (Title of Class of Securities)

                               972091 10 2
                              (CUSIP Number)

                              Walter P. Carucci
                              One Penn Plaza, Suite 4720
                              New York, New York 10119
                                        (212)629-7706

(Name, Address and Telephone Number of Person Authorized to
Receive Notices
                            and Communications)

                                 August 12, 1997

          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to
report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box -7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO.    972091 10 2                     PAGE     2     OF
                                               PAGES

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
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Carucci Family Partners

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(A) |X|
   (B) | |


3  SEC USE ONLY



4  SOURCE OF FUNDS*

      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
   ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                             US Citizen

NUMBER OF           7   SOLE VOTING POWER
SHARES              8   119,617 shares of Common Stock issuable
pursuant
BENEFICIALLY        9   to convertible notes of the Issuer
OWNED BY            10  SHARED VOTING POWER
EACH                      0
REPORTING               SOLE DISPOSITIVE POWER
PERSON                  119,617 shares of Common Stock issuable
pursuant
WITH                    to convertible notes of the Issuer
                        SHARED DISPOSITIVE POWER
                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    119,617 shares of Common Stock issuable pursuant to convertible notes of the Issuer

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.5% (based on 3,440,656 shares outstanding on a fully diluted basis)

14  TYPE OF REPORTING PERSON*

       PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-
7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.
                               SCHEDULE 13D

CUSIP NO.    972091 10 2                     PAGE    3     OF
PAGES

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Walter P. Carucci

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(A) |X|
   (B) | |


3  SEC USE ONLY



4  SOURCE OF FUNDS*

       PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
   ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                             US Citizen

NUMBER OF           7   SOLE VOTING POWER
SHARES              8   247,209 shares of Common Stock issuable
pursuant
BENEFICIALLY        9   to convertible notes of the Issuer
OWNED BY            10  SHARED VOTING POWER
EACH                      0
REPORTING               SOLE DISPOSITIVE POWER
PERSON                  247,209 shares of Common Stock issuable
pursuant
WITH                    to convertible notes of the Issuer
                        SHARED DISPOSITIVE POWER
                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    247,209 shares of Common Stock issuable pursuant to convertible notes of the Issuer

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.9% (based on 3,568,248 shares outstanding on a fully diluted basis)

14  TYPE OF REPORTING PERSON*

       IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-
7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.
                                              Page      of   4
Pages
                                               Page      of
Pages
ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $1.00 par value per share
(the "Common
Stock"), of Wilson Brothers, an Illinois corporation (the "Issuer"
or
"Wilson"), with its principal
offices at 902 South Main Street, Point Marion, PA 15474.
ITEM 2.  IDENTITY AND BACKGROUND
     This statement is being filed by Walter P. Carucci
("Carucci") and
Carucci Family Partners
(the "Partnership") (all of the foregoing are collectively
referred herein as
the Reporting Persons).
The Reporting Persons may be deemed to constitute a group for the purposes of
this filing. The
Partnership is a general partnership organized under the laws of the State of
New York, with its
principal business address at c/o Carr Securities Corporation, 1
Penn Plaza,
New York, NY 10114.
The Partnership's principal business activity is investing in debt and equity
securities. Exhibit 1
contains the following information with regard to Carucci and each of the
general partners of the
Partnership:
(a) Name;
(b) Residence or business address;
(c) Present principal occupation or employment and the name, principal
business and address or
other organization in which such employment is conducted.
None of the entities or persons identified in this Item 2, nor any of the
general partners of the
Partnership identified on Exhibit 1 have, during the last five years, (i) been
convicted in a criminal
proceeding (excluding traffic violations or similar misdemeanors;
(ii) been a
party to a civil
proceeding of a judicial or administrative body of competent jurisdiction and
as a result of  such
proceeding  was or is subject to a judgment, decree or final order enjoining
future violations of, or
prohibiting or mandating activities subject to, federal or state securities
laws or finding any violation
with respect to such laws.
Each of the individuals identified in this item 2 and Exhibit 1 is a citizen
of the United States.
ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The $187,500 convertible promissory note of the Issuer
convertible at any
time into 119,617
shares of Common Stock acquired by the Partnership from John
Sanford on August
12, 1997 and
reported herein plus 12.5% of the Accounts Receivable of the
Issuer at
September 30, 1993 were
purchased by the Partnership from Mr. Sanford in a private transaction for the aggregate consideration of $113,227.64. Of this amount, $58,222.64 came from the
Partnership's working
capital and $55,000 was advanced to the Partnership by a loan from
Mr. Sanford.
     The $200,000 convertible promissory note of the Issuer
convertible at any
time into $127,592
shares of Common Stock acquired by Carucci from Mr. Bruce
Paparella in a
private transaction on
January 10, 1994 for the aggregate consideration of $20,577.81 and reported
herein came from
Carucci's private funds.
ITEM 4.   PURPOSE OF THE TRANSACTION
     The securities of the Issuer reported herein were purchased by the
Reporting Persons for
investment purposes.  The Reporting Persons do not presently have any plans or
proposals with
respect to the matters listed in paragraphs (a) through (j) of
Item 4.  The
Reporting persons may at
any time determine to increase or decrease their investment in the securities
of the Issuer in privately
negotiated or market transactions or otherwise, depending upon various factors.
 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
     (a)   As of the date hereof, the Partnership beneficially
owns $187,500
of convertible notes
of the Issuer convertible at any time into 119,617 shares of Common Stock, constituting
approximately   3.5 % of Common Stock of the Issuer outstanding
(based on
3,321,039 shares of
Common Stock outstanding as reported in the Issuer's Quarterly
Report on Form
10Q for the
quarterly period ending April 30, 1997, in addition to 119,617 shares of
Common Stock issuable
upon conversion of the convertible notes of the Issuer).
     As of the date hereof, Carucci may be considered the beneficial owner of an aggregate of
$387,500 of convertible notes of the Issuer convertible at any time into
247,209 shares of Common
Stock, consisting of (i) $200,000 of convertible notes convertible into127,592 shares of Common
Stock owned by Carucci and (ii) $187,500 of convertible notes convertible into
119,617 shares of
Common Stock owned by the Partnership (by the reason of having the sole power to vote and to dispose of the securities of the Issuer owned by the Partnership as
Attorney-in-Fact for each of the
individual general partners), constituting approximately 6.9% of Common Stock of the Issuer outstanding (based on 3,321,039 shares of Common Stock outstanding as reported in the Issuer's
Quarterly Report on Form 10Q for the quarterly period ending April
30, 1997,
in addition to 247,209
shares of Common Stock issuable upon conversion of the convertible notes of the Issuer).
     (b) Carucci has the sole power to vote, to direct the vote, to dispose or to direct the disposition, of 127,592 shares of Common Stock issuable to Carucci and 119,617 shares of Common
Stock issuable to the Partnership upon conversion of the convertible notes of the Issuer.
     (c) During the past sixty days the following transactions in the Common
Stock of the Issuer
were effected:
     On August 12, 1997, in a private transaction, the Partnership purchased from John Sanford
$187,500 of convertible notes of the Issuer, convertible at any time into
119,617 shares of Common
Stock plus 12.5% of the Accounts Receivable of the Issuer at September 30,
1993 for the aggregate
purchase price of $113,227.64.
     (d) Clara Carucci and Mitchell Carucci who, together with
Walter P.
Carucci, are the general
partners of the Partnership, may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the
Partnership to the extent of their pro rata ownership of the Partnership interests.
     (e) Not applicable.
ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH
RESPECT TO
          SECURITIES OF THE ISSUER

     Clara Carucci and Mitchell Carucci executed Powers of
Attorney appointing
Walter P.
Carucci as Attorney-in-Fact to purchase, sell or vote any security by or on behalf of Carucci Family
Partners, and to prepare and to sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of the
Partnership. Said
Powers of Attorney are attached as Exhibits 3 and 4 to this
Schedule 13D.

 ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     Exhibit 1. Information concerning Walter P. Carucci and the general partners of Carucci
                    Family Partners referred to in item 2 of this
Schedule 13D.

     Exhibit 2. Power of Attorney from Clara Carucci in favor of Walter P.
Carucci with
                    respect to the matters concerning Carucci
Family Partners.

     Exhibit 3. Power of Attorney from Mitchell Carucci in favor of Walter
P. Carucci with
                    respect to the matters concerning Carucci
Family Partners.

     Exhibit 4. Note Purchase Agreement dated August 12, 1997 between John
Sanford and
                    Carucci Family Partners.



                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CARUCCI FAMILY PARTNERS

                                        By:/s/

                                             Walter P. Carucci,
General Partner



                                        /s/ Walter P. Carucci

                                        Walter P. Carucci


Dated: September 10, 1997


                              EXHIBIT 1

1. (a)    Walter P. Carucci

    (b)   c/o Carr Securities Corporation, 1 Penn Plaza, New York,
NY 10114

    (c)   President and Director of Carr Securities Corporation,
General
Partner of Carucci Family
          Partners.

 2. (a)   Clara Carucci

     (b) 33 Lighthouse Road, Great Neck, NY 11024

     (c)  No principal occupation. General Partner of Carucci
Family Partners.

3.  (a)   Mitchell Carucci

     (b)  33 Ligthhouse Road, Great Neck, NY 11024.

     (c)  Photographer. General Partner of Carucci Family
Partners.


                              EXHIBIT 2

                          POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, I, Clara Carucci, a general partner of
Carucci Family Partners ("CFP"), residing at 33 Lighthouse Rd.,
Great Neck,
New York 11024,
hereby appoint Walter Carucci, 17 Battery Place, New York, NY
10004, as my
Attorney-in-Fact, to
act in my capacity as partner of CFP and for my benefit and for the benefit of
CFP and on behalf of
CFP with sole and exclusive authority to do the following:

     --  To purchase or sell any security on behalf of Carucci
Family Partners.

     --  To vote any securities now or hereafter held by Carucci
Family Partners.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family
Partners.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said
Attorney-in-Fact or
substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death;
provided, however, that this Power may be revoked by me as to my
Attorney-in-Fact at any time
by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of March 1, 1994.

                                        /s/ Clara Carucci
                                        Clara Carucci, as Partner,
                                        Carucci Family Partners


STATE/COMMONWEALTH OF NEW YORK  )
                                             )    ss:
COUNTY/PARISH/BOROUGH OF NASSAU    )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the
State/Commonwealth of New York, personally appeared Clara Carucci to me known
(or to me
proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.


                         /s/ John D. Browning
                         Notary Public

                         John D. Browning
                         Notary Public, State of New York
                         No. 30-4914718
                         Qualified in Nassau County
                         Certificate Filed in New York County
                         Commission Expires November 23, 1995



                              EXHIBIT 3

                          POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS that, I, Mitchell Carucci, a general partner of
Carucci Family Partners ("CFP"), residing at 33 Lighthouse Rd.,
Great Neck,
New York 11024,
hereby appoint Walter Carucci, 17 Battery Place, New York, NY 10004, as my Attorney-in-Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:

     --  To purchase or sell any security on behalf of Carucci
Family Partners.

     --  To vote any securities now or hereafter held by Carucci
Family Partners.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family
Partners.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said
Attorney-in-Fact or
substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death;
provided, however, that this Power may be revoked by me as to my
Attorney-in-Fact at any time
by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of March 1, 1994.

                                        /s/ Mitchell Carucci

                                        Mitchell Carucci, as
Partner,
                                        Carucci Family Partners

STATE/COMMONWEALTH OF NEW YORK )
                                             )    ss:
COUNTY/PARISH/BOROUGH OF NASSAU )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the
State/Commonwealth of New York, personally appeared Mitchell Carucci to me known (or to me proved) to be the identical person named in and who executed the above
Power of Attorney,
and acknowledged that such person executed it as such person's voluntary act and deed.


                         /s/ John D. Browning
                         Notary Public

                         John D. Browning
                         Notary Public, State of New York
                         No. 30-4914718
                         Qualified in Nassau County
                         Certificate Filed in New York County
                         Commission Expires November 23, 1995

EXHIBIT 4

     NOTE AND ACCOUNTS RECEIVABLE PURCHASE AGREEMENT



THIS NOTE AND ACCOUNTS RECEIVABLE PURCHASE AGREEMENT (the
"Agreement") entered into this ___ day of ______________, 1997, by and between John Sanford (the "Seller") and Walter Carucci (the
"Buyer").

     WITNESSETH:

WHEREAS, the Seller is the owner of a promissory note dated April 18, 1995, (the "Note") in the principal amount of $362,500 from Wilson Brothers, an Illinois Corporation (the "Company"), as maker to John Sanford, as payee, said Note being one of two substitute Subrogation Notes issued in exchange for an interest in a $562,500 Subrogation Note, said interest in such note assigned to John Sanford by Walter Carucci on April 18, 1995; and

WHEREAS, the Seller desires to sell a portion of the Note to Buyer;

WHEREAS, the Seller is the owner of $1,230,000 of certain accounts receivable of the Company which were outstanding on September 30, 1993 (the "Accountants Receivable"), which were originally granted to Warren B. Kanders and Bruce Paparella pursuant to (i) a Securities Purchase Agreement, dated as of December 28, 1993, by and among Kanders, Triarc Companies, Inc. ("Triarc") and Paparella and (ii) that certain Assignment of Note and Accounts Receivable, dated as of December 28, 1993, by and among Triarc, Kanders and Paparella; and thereafter assigned to Seller.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, do hereby agree as follows:

(1) Seller agrees to sell, transfer, and assign to Buyer 51.72% of Seller's right's, title and interest in and to the Note
($187,500 face amount) and 12.5% of the Accounts Receivable
("Purchased Receivables") (including the right to receive payments thereunder) and any and all interest in collateral securing such Note or Purchased Receivables, if any.

(2) In consideration of Seller's sale, transfer, and assignment of said Note and the Purchased Receivables as provided in paragraph (1) above, Buyer hereby agrees to pay Seller as follows:

(a)  ___________________ dollars ($__________) shall be payable on the date hereof in readily available funds; and


(b) Fifty-five thousand dollars ($55,000) shall be paid by Buyer with interest thereon at the rate of 8% per annum said principal and interest payable upon the schedule attached hereto as Schedule "A".

(3) This Agreement shall be binding on the parties hereto and their heirs, executors, administrators, successors and assigns.

(4) This Agreement may be executed in counterparts, each of which shall be an original and together shall constitute one agreement.

(5) If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions.

(6) This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(7) This Agreement may not be amended, modified or supplemented except by a subsequent written agreement signed by the parties hereto.


IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.


SELLER:

_____________________
John Sanford


BUYER:

_______________________
Walter Carucci



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